Portfolio Reorganizations

On August 15, 2013 the Board approved reorganizations pursuant to which the assets of each of the Millennium Portfolio, U.S. Equity Portfolio, Income Opportunity Portfolio, Target Equity/Income Portfolio (the Target Portfolios) assets were acquired, and each of the Portfolios liabilities were assumed, by the Portfolio (the Survivor Portfolio) listed opposite the Target Portfolio in the chart below, in exchange for shares of the Survivor Portfolio.


Target Portfolios
Millennium Portfolio
U.S. Equity Portfolio
Income Opportunity Portfolio
Target Equity/Income Portfolio

Reorganized into

Survivor Portfolios
Small Cap Growth Portfolio
Balanced Portfolio
Balanced Portfolio
Target VIP Portfolio


The combination of assets for each reorganization presented opportunities for operational efficiencies, which should translate to a decrease in the rate of future expenses borne by the shareholders of the Survivor Portfolios. It is anticipated that no gain or loss for Federal income tax purposes will be recognized by Portfolio shareholders as a result of the reorganizations. All fees and expenses incurred directly as a result of the reorganizations were borne by ONI (the Portfolios adviser).

Pursuant to the reorganizations, effective as of the end of business on December 20, 2013, the shares of each Target Portfolio were liquidated, and shares of each Survivor Portfolio were distributed to the Target Portfolio shareholders at the same aggregate dollar value as those of the Target Portfolio.